UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-D

Specialized Disclosure Report

Littelfuse, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-20388	36-3795742
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

8755 W. Higgins Road, Suite 500 Chicago, IL	60631
(Address of principal executive offices)	(Zip Code)

Philip G. Franklin (773) 628-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Littelfuse, Inc. (together with its consolidated subsidiaries, the “Company”, “we”, “us” or “our”) has implemented a conflict minerals program and incorporated it into the Company’s overall corporate compliance program. We expect our suppliers to comply with the Electronic Industry Code of Conduct, to complete the EICC-GeSI Conflict Minerals Reporting Templates (the “EICC/GeSI Template”), and to only source materials from environmentally and socially responsible suppliers. We have procedures in place to help ensure that our suppliers comply with these expectations. In support of this, we expect our suppliers to continuously monitor both direct and indirect supply chains to avoid procurement of materials from conflict regions, and to be forthright in sharing compliance information with us.

Reasonable Country of Origin Inquiry and Determination

The Company uses conflict minerals that are necessary for the functionality of the products it manufactured in 2013 and, accordingly, conducted a reasonable country of origin inquiry (“RCOI”) with respect to these conflict minerals. Direct suppliers were contacted to complete the EICC/GeSI Template, and supplier training material were sent with each request. Responses were reviewed at Littelfuse and verified for compliance. If any conflict minerals are found in their product, suppliers are then required to determine (and inform us) if the mineral originated in the Democratic Republic of the Congo or any adjoining country and report their findings to Littelfuse via the EICC/GeSI Template.

Smelters used in the supply chain by our suppliers are provided in the smelter’s list in the EICC/GeSI template. The names are then compared to the Conflict-Free Smelter (“CFS”) Compliant Smelter List maintained by the EICC.

The Company has created an internal intranet database to track supplier responses, with the follow-up being conducted by a centrally-managed Conflict Minerals Compliance Team. Completed templates are reviewed for reasonableness and missing data. The members of the Conflict Minerals Compliance Team also have implemented, and verifies, procedures to ensure that the Company has no reason to believe that the certifications and representations the Company has received from its suppliers are inaccurate, including by taking into account any warning signs from a supplier that would contradict the supplier’s certifications and representations to the Company.

Based on the results of conducting the above procedures, we have no reason to believe that any conflict minerals necessary for the functionality of products we manufactured in 2013 originated in the Democratic Republic of the Congo or an adjoining country.

Website Address for Conflict Minerals Disclosure

As required by Item 1.01(b) of Form SD, the Company has disclosed the information under the heading “Reasonable Country of Origin Inquiry and Determination” on its website at the following address: http://investor.littelfuse.com/sec.cfm.

Item 1.02 Exhibit

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LITTELFUSE, INC.
/s/ Philip G. Franklin Philip G. Franklin Senior Vice President and Chief Financial Officer

Date:  June 2, 2014